Exhibit (a)(4)

January 11, 2010

To Our Shareholders:

We are pleased to inform you that Chattem, Inc. (“Chattem”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with sanofi-aventis (“sanofi”) and River Acquisition Corp., an indirect wholly-owned subsidiary of sanofi (“Merger Sub”).

Pursuant to the Merger Agreement, Merger Sub has commenced a cash tender offer for all of the outstanding shares of Chattem (including the associated preferred stock purchase rights) at a purchase price of $93.50 net per share in cash, without interest and subject to any required withholding taxes. Accompanying this letter are (i) Chattem’s Solicitation/Recommendation Statement on Schedule 14D-9 and (ii) Merger Sub’s Offer to Purchase, dated January 11, 2010, which sets forth the terms and conditions of the tender offer, and related materials, including a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at midnight, New York City time, on February 8, 2010.

If successful, the tender offer will be followed by the merger of Merger Sub with and into Chattem. In this merger, all shares of Chattem common stock, other than those owned by Chattem, any subsidiary of Chattem, sanofi or any subsidiary of sanofi, including Merger Sub, will be converted into the right to receive the same cash payment as in the tender offer, which is $93.50 net per share in cash, without interest and subject to any required withholding taxes.

The Board of Directors of Chattem, among other things, has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of Chattem and the shareholders of Chattem and adopted and approved the Merger Agreement and the transactions contemplated thereby. ACCORDINGLY, THE BOARD OF DIRECTORS OF CHATTEM UNANIMOUSLY RECOMMENDS THAT CHATTEM SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES IN THE OFFER, AND, TO THE EXTENT REQUIRED BY APPLICABLE LAW, APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. In arriving at its recommendations, Chattem’s Board of Directors gave careful consideration to a number of factors as described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 that Chattem has filed with the Securities and Exchange Commission.

We at Chattem pride ourselves on our deep-rooted history, employee culture and community involvement. We are excited sanofi intends to preserve Chattem—and the city of Chattanooga—as the foundation of its U.S. consumer healthcare business, thus building on both our successful business and our strong legacy of community support, making this not only a good deal for Chattem shareholders but also for the city of Chattanooga and our other constituents.

The management and directors of Chattem thank you for the support you have given Chattem and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Zan Guerry Chairman of the Board and Chief Executive Officer